Exhibit 13.1

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Epilog Imaging Systems, Inc.
Transforming how machines see the world



⊘ Website   📍 San Jose,, CA   ENGINEERING

Epilog AI has created breakthrough digital vision technology designed to competently manage visual tasks for people so they can focus on the more important things in their lives. Our products address markets such as driver assistance, queue management and remote inspection.

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$0.00 raised ⓘ

0 Investors	**$21.2M** Valuation
$1.40 Price per Share	**$250.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$5.68M Offering Max	🕐 Days Left

INVEST NOW

This Reg A+ offering is made available through StartEngine Primary, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Offering Circular | Risks Related to the Offering | SEC Filings

Reasons to Invest

- We believe Epilog has developed super-resolution AI Vision technologies that will disrupt multiple billion dollar markets
- Epilog products are entering production now with an estimated 10 year cost-performance lead over the competition
- Epilog's strong IP position includes 9 patents granted, software, optics and Jabil's robotic flow to scale manufacturing

OVERVIEW

Scalable breakthrough AI vision technology

Epilog AI was founded in 2015 by Michael and Lance Mojaver with the goal of improving digital vision systems to match the capability of the human eye. Since then, we have developed and patented some of the world's highest performing AI vision systems. Our technology leverages off-the-shelf sensors and AI processors in novel ways to rapidly scale performance up to 10-100x better than competing solutions.



In 2018, we partnered with Jabil, one of the world's largest manufacturers, to help scale manufacturing of our unique vision systems. This partnership gave way to Luma, our first low cost production ready 8K vision system. To accelerate the adoption of the technology in the automotive field, we also developed Sidecar™, a driver assistance system that works as an add-on to existing cars.

THE PROBLEM

Current vision systems fail to pick up on small details

Human eyes have the extraordinary capacity to resolve small details within thousands of objects all around us. The best vision systems in use today only

deliver about 2% of the acuity our eyes have, detecting large objects within restricted fields of views. For example, machines can detect people in corridors or cars nearby, but will completely miss a small hazardous object on the road ahead.


The best vision systems
only deliver about 2% of
the acuity our eyes have.

The currently adopted industry solution to this major problem is increasing the number of cameras (and/or adding LIDAR) which rapidly increases system cost/complexity, providing diminishing returns and decreased reliability.


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THE SOLUTION

A less complex, more powerful vision system with extremely high quality

Through extensive innovation, Epilog has developed a human-level AI vision system that is cost-effective for adoption in mass markets. We call this type of system "an IMAX in your pocket" as it offers a cost-performance improvement about 10-100x over that of ordinary vision systems.



Our technology is protected by 9 patents and made affordable with the advent of fast AI chips and a $100 million precision robotic system that can assemble our product in minutes (Jabil).


8K Field of View
HD
4K
8K
HD Webcam sensor
$50 camera
4K Smartphone sensor
$500 camera
8K professional sensor
$50,000 camera

THE MARKET

Scalable products for three massive markets

Having placed powerful AI on the edge, Epilog technology makes installation and use of the technology effortless, OEM integration a breeze, as the quality and simplicity of our design reduce cost and effort by 10x or more (source).

- The most lucrative market for Epilog technology is driver assistance add-on, compatible with ~50 million cars on the road today, as well as integrating directly into cars designed for 2023 and later (source).



- The second market is queue management and remote inspection, covering large spaces like airports, terminals, industrial and government buildings; tens of millions of currently installed cameras are in need of retrofitting and other sites require new cameras (source).



- The third market is remote inspection, used for large sites like campuses and infrastructure either fixed or mounted on a drone.



OUR TRACTION

Product entering customer trials, New patents and partnerships

In 4Q20 Epilog began delivering Beta units to customers and is planning production of its world premiere products. The initial product being released is called Thermion, a patent pending remote body temperature measuring device developed in response to Covid-19. We believe Thermion is the only system in the world that can accurately detect the presence of fever and/or perspiration in a queue of people at different distances from the device. Thermion has an expected Average Selling Price (ASP) of $1,500 making it affordable for restaurants, hotels, dental and doctors' offices, and potentially millions of other small businesses. Full scale production of Epilog queue management products is anticipated in 2021 in partnership with one of the world's largest contract manufacturers, Jabil Optics, and in collaboration with several large OEMs.



Thermion
Expected ASP: $1,500

Remote body temperature measuring device



Epilog has significantly advanced its driver assistance system, in preparation for Beta testing and customer trials. The new design replaces the original windshield-mounted system with a split design. The camera system and the brain are now located behind the rearview mirror and the display is projected via the vehicle's Apple CarPlay software. We are additionally developing connectivity functions into Sidecar™ via an iPhone app to help remotely monitor the vehicle and provide some control functions, for example a remote unlock or start if available. There are millions of cars on the road today that support CarPlay with LKAS, and are compatible with Sidecar™.



Sidecar™

Rearview mirror display is projected via the vehicle's Apple CarPlay software

Also, in 2020 Epilog completed a proof of concept of the world's highest resolution cinema quality AI video capture system for sports and Entertainment applications for a customer. The new AI based system is expected to have a resolution of 16K x 16K (250MegaPixels) far exceeding an IMAX theater.

JABIL   NVIDIA   SONY

WHAT WE DO

"Artificial human vision technology" opening brand new doors in multiple industries

Our products:



Luma | The world's first low-cost production 8K AI Camera
- Uses DSLR-quality optics to cover huge areas with great precision and onboard AI
- The production version of Luma will compete favorably on price with the competition (approximately $10K-$50K price range)
- include built-in AI processing with the image quality to replace as many as ten standard cameras.

Sidecar™ | Bringing drive automation to existing cars
- Sidecar™ offers cutting-edge AI and optical capabilities in a small, windshield-mounted device that taps into your car's computer in order to take control of gas, steering and brake, serving as a driver-assisting device.
- We are accepting Sidecar™ reservations at $999 (pricing subject to change), which is substantially cheaper than buying a self-driving car (approximately $40K-$200K) or the $10K option price (in Tesla Models).

 

Thermion (patent pending)
- Epilog AI's Elevated Body Temperature (EBT) detection system uses dual lens visual and thermal smart AI sensors to scan multiple people simultaneously.
- This all-in-one system combines high resolution intelligent visual tracking with thermal imaging to help early detection of potential at-risk individuals.

 


10 ft


Thermion

THE BUSINESS MODEL

The latest innovation and technology made affordable through D2C sales

Epilog generates revenues through a combination of unit sales, software subscriptions and support. Thermion is expected to be available online for purchase at a price of $1,499 and or minimum one year lease of $99 per month. Sidecar™ is expected to be sold "direct to consumer" online and at physical locations, for $999/unit, with an optional $29/month subscription package. Luma is available for purchase now at $4,999, with production versions planned at $2,4995 (for the full AI version) and $999 (for an entry level AI device), with all pricing subject to change.

LUMA	Thermion	Sidecar™
Purchase Price	Online Purchase Price	Direct to Consumer
$4999	**$1499**	**$999/unit**
Production Version	Minimum 1 Year Lease	Subscription Package
$2499 OR **$999**	**$99/month**	**$29/month**

The Thermion product is being Beta tested at medical offices, factories, restaurants and other places of business as of 4Q20. Epilog has lead customers engaged in the transportation sector (airports, train stations, metro areas) for Luma in queue management trials. Epilog's fast-to-market entry strategy will initially offer direct-to-customer sales over online channels, while distribution channels are being set up. An optional colud based subscription package (estimated $5 per stream) will offer customers more features and insight into their devices.


LUMA
Thermion
Sidecar™
ASP
Gross Profit

Our production partner Jabil is capable of manufacturing up to an estimated 15,000 units a day and will support OEM partnerships.

HOW WE ARE DIFFERENT

We are a decade ahead of the competition

Epilog estimates a decade lead on the competition. With 9 patents granted and a dozen more pending, we believe our technology is far more advanced than that of our competitors, and our prices are a fraction of those of other companies at the same performance level. According to our research, no other company even comes close in the fixed and mobile markets.


Highly Disruptive
Affordable Technology



THE VISION

Hoping to disrupt billion-dollar markets, leading the AI vision industry

Based on our research, we already have a huge head start in AI high-definition technology, and we plan to become the leading company in both fixed and mobile 8K AI Vision Systems. Research and innovation have driven our company to this point, and we plan to continue to grow as a team and a brand as we lead the industry forward.

We are poised to dominated significant AI vision market segments in automotive and queue management

10 years ahead of competition

9 patents granted & more pending

3 fully developed AI-powered products

Ready to disrupt $billion industries

We plan to lead the market in two main areas: automotive and queue management. We expect the bulk of our cash-flow to come from these areas, and will be supplemented by revenue from our software services.





OUR LEADERSHIP

Multiple successful exits and expert-level industry knowledge

At Epilog, we have extensive experience delivering and supporting millions of units of devices and software to business and consumers. Our management has experience leading startups from garage operations to successful exits, including one public offering.

The Epilog team has formal scientific training in Physics and computer vision working at prestigious institutions like CalTech, Cornell University and CERN. Our executive team includes a Silicon Valley veteran trained by Steve Jobs and the former director of Intel Capital.





Epilog plans to dominate key AI Vision markets with world leading technology now

Epilog's world premier technology for high-resolution AI vision systems (8K+) has an estimated decade lead over the competition. With 9 patents granted to date and more pending, the best is still yet to come!



Key Breakthroughs

8K computational camera with built-in AI provides human-quality perception

9 patents granted

We have developed three major AI products ready for production- each addressing immediate billion-dollar markets. Led by some of the most brilliant innovators of the AI Vision technology in the world, we believe we are poised to dominate the market for both automobile and big-spaces high-resolution AI systems.

STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Updates

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